

10031772

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMS Bonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Technology Way, 2nd Floor
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Seligsohn (305) 937-0660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



ELLEN TATE
MY COMMISSION # DD 786146
EXPIRES: September 6, 2012
Bonded Thru Notary Public Underwriters

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

FMSbonds, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

June 30, 2010


SEC Mail Processing
Received
AUG 27 2010
Wash. D.C.
193
Section







KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 14
SUPPLEMENTARY INFORMATION	
Schedule of Expenses	15
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Reconciliation to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	16
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Reconciliation to Company's Corresponding Unaudited Form X-17A-5, Part II Filing	17
Information Relating to Possession or Control Requirements Under Rule 15c3-3	18
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)	19 - 20
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	21 - 22
FORM SIPC-7	

INDEPENDENT AUDITORS' REPORT

FMSbonds, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of FMSbonds, Inc. as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMSbonds, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information on pages 16 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
August 25, 2010

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

CASH, including $500,245 segregated for exclusive benefit of customers	$	2,808,808
RECEIVABLE FROM BROKERS AND DEALERS		14,565,445
RECEIVABLE FROM CUSTOMERS		7,618,292
SECURITIES OWNED, AT FAIR VALUE (NOTES 4, 6 AND 10)		134,310,683
BOND INTEREST AND REDEMPTIONS RECEIVABLE		2,102,825
SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES (NOTE 2)		8,350,000
PROPERTY AND EQUIPMENT (NOTE 3)		1,573,694
OTHER ASSETS (NOTE 5)		2,522,581
	$	173,852,328

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Collateral loan payable (Note 6)	$	110,609,841
Payable to brokers and dealers		328,992
Payable to customers		284,217
Securities sold, but not yet purchased, at fair value (Notes 4 and 10)		2,524,216
Accounts payable and accrued liabilities (Note 8)		8,673,172
Stockholders' distribution payable		2,800,000
Total liabilities		125,220,438
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 7)		
SUBORDINATED LIABILITIES (NOTE 2)		8,350,000
STOCKHOLDERS' EQUITY		40,281,890
	$	173,852,328

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2010

REVENUES		
Trading profits	$	93,053,968
Interest		8,070,046
Commissions and other		647,647
Total revenues		101,771,661
EXPENSES BEFORE STOCKHOLDERS' SALARIES		50,217,744
INCOME BEFORE STOCKHOLDERS' SALARIES		51,553,917
SALARIES - STOCKHOLDERS		1,248,000
NET INCOME	$	50,305,917

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2010

	Common stock $0.25 par value: 10,000 shares authorized, consisting of 100 voting and 9,900 non-voting shares				
	Shares issued and outstanding	Amount	Additional paid-in capital	Retained earnings	Total
Balances - June 30, 2009	650	$ 163	$ 364,028	$ 27,911,782	$ 28,275,973
Capital stock reorganization	9,350	2,337	(2,337)	-	-
Distributions	-	-	-	(38,300,000)	(38,300,000)
Net income		-	-	50,305,917	50,305,917
Balances - June 30, 2010	10,000	$ 2,500	$ 361,691	$ 39,917,699	$ 40,281,890

See accompanying notes.

FMSbonds, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 30, 2010

BALANCE - JUNE 30, 2009	$	8,350,000
ACTIVITY FOR THE CURRENT FISCAL YEAR		-
BALANCE - JUNE 30, 2010 (NOTE 2)	$	8,350,000

See accompanying notes.

FMSbonds, Inc.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 50,305,917
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	270,057
Loss on disposal of property and equipment	247,337
Changes in operating assets and liabilities:	
Receivable from brokers and dealers	(11,639,220)
Receivable from customers	406,676
Securities owned, at fair value	(13,490,931)
Bond interest and redemptions receivable	(333,614)
Other assets	(1,364,217)
Payable to brokers and dealers	(9,333,937)
Payable to customers	128,697
Securities sold, but not yet purchased, at fair value	581,571
Accounts payable and accrued liabilities	176,339
Total adjustments	(34,351,242)
Net cash provided by operating activities	15,954,675
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(1,287,723)
Proceeds from sale of property and equipment	228,100
Net cash used in investing activities	(1,059,623)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholders' distributions	(40,200,000)
Net borrowings on collateral loan payable	24,923,825
Net cash used in financing activities	(15,276,175)
NET DECREASE IN CASH	(381,123)
CASH - BEGINNING	3,189,931
CASH - ENDING	$ 2,808,808

Supplemental Disclosure of Cash Flow Information:

Interest paid	$ 1,722,157
Income taxes paid	$ -

Supplemental Disclosure for Noncash Activities:

The Company has accrued $2,800,000 of distributions to the stockholders as of June 30, 2010.

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions are reported on a trade date basis. The resulting difference between cost and market is included in trading profits in the statement of operations.

Interest income is recorded on an accrual basis.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Commencing for 2010, the Company adopted *Accounting for Uncertainties in Income Taxes* as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense approximated $1,784,000 for the year ended June 30, 2010.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

Secured demand notes collateralized by marketable securities consist of non-interest bearing loans to stockholders of $8,350,000.

The subordinated liabilities may be repaid at the stated maturity dates only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority ("FINRA") and are subordinated to the claims of general creditors.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES (Continued)

Effective October 31, 2009, an extension of maturity of $3,035,000 of secured demand notes receivable and corresponding liabilities to stockholders was granted, with FINRA approval, with a new expiration date of October 31, 2012.

The maturities of the subordinated liabilities for the years subsequent to June 30, 2010 are as follows:

2011	$ 2,000,000
2012	3,315,000
2013	3,035,000
	$ 8,350,000

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2010 consisted of the following:

Furniture and fixtures	$ 765,743
Office equipment	503,281
Leasehold improvements	598,545
Transportation equipment	646,611
	2,514,180
Less: accumulated depreciation and amortization	(940,486)
	$ 1,573,694

Depreciation and amortization expense amounted to $270,057 for the year ended June 30, 2010.

NOTE 4. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2010:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 1,308,547	$ -	$ 1,308,547
Corporate bonds	-	26,103,910	-	26,103,910
Municipal bonds	-	106,898,226	-	106,898,226
	$ -	$ 134,310,683	$ -	$ 134,310,683
LIABILITIES, at fair value				
Securities Sold, But Not Yet Purchased				
Certificates of deposit	$ -	$ 195,797	$ -	$ 195,797
Corporate bonds	-	63,915	-	63,915
Municipal bonds	-	2,264,504	-	2,264,504
	$ -	$ 2,524,216	$ -	$ 2,524,216

NOTE 5. OTHER ASSETS

Other assets at June 30, 2010 consisted of the following:

Net cash value of life insurance policies	$ 25,000
Prepaids	91,909
Deposits	257,611
Other receivables	292,265
Employee loans receivable	1,855,796
	$ 2,522,581

NOTE 6. COLLATERAL LOAN PAYABLE

Collateral loan payable represents amounts due to the Company's clearing broker and is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 1.81% at June 30, 2010. All amounts due are payable on demand.

Interest expense for the year on all indebtedness amounted to $1,589,733.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities.

As of June 30, 2010, the approximate future minimum annual rentals under the non-cancelable leases are as follows:

2011	$ 60,000
2012	54,000
2013	49,000
2014	41,000
2015	27,000
	$ 231,000

The Company has a month-to-month lease arrangement with its stockholders for an office facility in North Miami Beach, Florida. Rent expense and real estate taxes on this facility approximated $202,600 and $29,400 respectively. During 2010, the Company relocated its Boca Raton, Florida office facility to a new office facility also located in Boca Raton, Florida, on a month-to-month lease arrangement with its stockholders. Rent expense on the Boca Raton, Florida facilities approximated $533,900. Total rent expense for all facilities for the year ended June 30, 2010 amounted to $832,723.

Litigation Matters

The Company is involved in various legal proceedings arising in the ordinary course of business. These matters allege that the Company breached its fiduciary duties and negligently managed the claimants' accounts through unsuitable investments. The Company considers these allegations to be without merit and intends to vigorously contest these claims. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of management, based on a review with legal counsel, any losses which may result from such legal proceedings are not expected to have a material adverse effect on the Company's financial position or operating results.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2010, the Company had accrued $196,855 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2010, the Company had accrued $3,788,000 for the SERP. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2010, the Company's "Net Capital" was $32,224,266 which exceeded requirements by $31,423,425. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.37 to 1 at June 30, 2010.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $2,524,216 at June 30, 2010. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition. This short-sale liability is collateralized by securities owned.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by a New York City bank. At June 30, 2010, a majority of securities owned is held by this bank.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

FMSbonds, Inc.
SCHEDULE OF EXPENSES
YEAR ENDED JUNE 30, 2010

Advertising and promotion	$ 1,783,663
Automobile and travel	426,534
Clearing charges	987,554
Computer supplies	594,735
Contributions	263,667
Depreciation and amortization	270,057
Dues and subscriptions	381,664
Employee benefits	1,272,504
Employees' salaries and commissions	35,258,847
Entertainment	249,003
Equipment rental	413,663
Insurance	1,289,654
Interest	1,589,733
Licenses, taxes and registration	745,178
Office	1,150,047
Payroll taxes	1,033,424
Professional fees	1,133,463
Rent	832,723
Repairs and maintenance	101,436
Telephone and communication	339,267
Utilities	100,928
	$ 50,217,744

See independent auditors' report.

FMSbonds, Inc.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING

JUNE 30, 2010

CREDITS		
Stockholders' equity	$	40,281,890
Subordinated liabilities		8,350,000
Total credits		48,631,890
DEBITS		
Property and equipment		1,573,694
Other assets		2,522,581
Customers' unsecured accounts		70,310
Haircut on aged failed to deliver		35,339
Interest claims receivable		105,210
Total debits		4,307,134
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		44,324,756
HAIRCUTS ON SECURITY POSITIONS		12,100,490
NET CAPITAL		32,224,266
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $12,012,617		800,841
EXCESS NET CAPITAL	$	31,423,425
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.37 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Collateral loan payable	$	147,726
Payable to brokers and dealers		107,502
Payable to customers		284,217
Accounts payable and accrued liabilities		8,673,172
Stockholders' distributions payable		2,800,000
Total aggregate indebtedness	$	12,012,617
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2010		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	29,809,028
Net audit adjustments (primarily arising from trade date adjustment)		284,654
Decrease in haircuts (primarily arising from trade adjustment)		2,130,584
Net capital per above	$	32,224,266

See independent auditors' report.

FMSbonds, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 AND RECONCILIATION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
JUNE 30, 2010

CREDIT BALANCES		
Free credit balances and other credit balances in customers' securities accounts	$	284,216
Monies borrowed, collateralized by securities carried for the account of customers		147,726
Customers' securities failed to receive		107,502
Credit balances in firm accounts which are attributable to principal sales to customers		1,314,847
Total credits		1,854,291
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		7,472,502
Excess of total debits over total credits	$	5,618,211

RESERVE COMPUTATION

As of July 1, 2010 (the first business day after June 30, 2010) the Company had $500,245 in a special reserve bank account segregated for the exclusive benefit of customers.

RECONCILIATION TO THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM UNAUDITED X-17A-5 AS OF JUNE 30, 2010)

There are no differences between the Company's computation included in Part II of the Unaudited Form X-17A-5 as of June 30, 2010 and the audited computation.

See independent auditors' report.

FMSbonds, Inc.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2010

There are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).

There are no customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

FMSbonds, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of FMSbonds, Inc. (the Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
August 25, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FMSbonds, Inc.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by FMSbonds, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating FMSbonds, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMSbonds, Inc.'s management is responsible for FMSbonds, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:


KAUFMAN
ROSSIN &
CO.
PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
August 25, 2010

SIPC-7
(32 REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(32-REV 6/10)

For the fiscal year ended June 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023280 FINRA JUN
FMSBONDS INC
4775 TECHNOLOGY WAY STE 101
BOCA RATON FL 33431-3344

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Seligsohn 800-741-1103

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] — $ 245,656

B. Less payment made with SIPC-6 filed (exclude interest) — (147,834)

January 28, 2010
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 97,822

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 97,822

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 97,822

H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMSbonds, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16 day of August, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July, 2009 and ending June, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 101,771,660
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	101,771,660
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	79,143
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,362
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,689,965
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,589,732	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	1,589,732
Total deductions	3,509,202
2d. SIPC Net Operating Revenues	$ 98,262,458
2e. General Assessment @ .0025	$ 245,656

(to page 1 but not less than $150 minimum)

fmsbonds, Inc.
Municipal Bond Specialists

The FMSbonds Building
4775 Technology Way, Boca Raton, FL 33431

August 26, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
193
SECTION

VIA FEDERAL EXPRESS

RE: FMSbonds, Inc.
CRD# 7793

To Whom It May Concern,

Enclosed please find the FMSbonds, Inc. Report Pursuant to Rule 17(a)-5(d) for year ended June 30, 2010. Also, included please find the FMSbonds, Inc. Statement of Financial Condition dated June 30, 2010.

If you have any further questions or should you need more information please contact my office at (800) 741-1103 ext. 2457.

Sincerely,

Matthew Guerrise
Chief Compliance Officer